VIA EDGAR AND COURIER
July 16, 2009
Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Form 10-K for the fiscal year ended December 31, 2008, Filed February 26, 2009; and

Form 10-Q for the quarterly period ended March 27, 2009, Filed May 5, 2009 File No. 001-14141
Dear Mr. Spirgel:
This letter is in response to the follow-up comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 1, 2009, relating to L-3 Communications Holdings, Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Annual Report”) and Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2009. For ease of reference, we set forth the Staff’s comments below in bold and our responses thereto.
Form 10-K for the fiscal year ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Goodwill and Identifiable Intangible Assets, page 40
1.	We note your response to prior comment 1 and your proposed disclosures. Please disclose the discount rates for each reporting unit. We also note that you propose disclosing the historical five-year compounded annual growth rates for cash flow for 2003-2008 for your reportable segments. Please disclose the annual growth rates for each of the last 3 years for each of your reporting units and provide a discussion of those historical growth rates when compared to your growth rate assumptions used in your discounted cash flow analysis.

In response to the Staff’s comment, the Company intends to include expanded disclosure in its future annual reports on Form 10-K in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” section that will: (1) disclose the weighted average risk adjusted discount rates used in connection with the Company’s annual goodwill impairment assessment for each of its reportable segments; (2) disclose the actual annual cash flow growth rates for each of the last three years for each of the Company’s reportable segments; and (3) include a discussion of how these historical cash flow growth rates by reportable segment compare to the projected cash flow growth rate assumptions used by the Company in connection with the valuation of its reporting units and with its annual goodwill impairment assessments.
The Company is supplementally providing the Staff on a confidential basis under the cover of a separate letter dated the date hereof: (1) the risk adjusted discount rates used in connection with the Company’s annual goodwill impairment assessment for each of its reporting units, (2) the last three years of actual annual cash flow growth rates for each of the Company’s reporting units, (3) the goodwill balance for each of the Company’s reporting units as of the date of the annual goodwill impairment assessment, and (4) the percentage by which the fair value of each of the Company’s reporting units would have to decline in order for the carrying value of a reporting unit to exceed its fair value as of the date of the annual goodwill impairment assessment. This information provides the Staff with the information it was seeking supplementally in Question 2 of its follow-up letter and, in addition, provides the Staff with the financial information regarding the Company’s reporting units with respect to which the Staff was seeking additional disclosure.
For the reasons discussed on pages 6-9 of this letter, the Company generally does not intend to expand its disclosure beyond the reportable segment level in its future periodic reports. However, to provide greater transparency regarding potential goodwill impairments for reporting units that do not represent a reportable segment, to the extent that the fair value for an individual reporting unit would have to decline by less than 5% for its carrying value to exceed its fair value, the Company intends to enhance its disclosure in future filings. Specifically, with respect to each such individual reporting unit the Company will expand its disclosure to include: (i) its goodwill balance, (ii) historical annual growth rates for cash flow and how they compare to the projected cash flow growth rate assumptions used in the DCF valuation, (iii) risk adjusted discount rates used in the DCF valuation, and (iv) a sensitivity analysis relating to those assumptions.
In response to the Staff’s comment, L-3 intends, absent changes in facts and circumstances, to include expanded disclosure in its future annual reports on Form 10-K substantially similar to that set forth below. For the Staff’s convenience, the language we intend to add to our disclosure contained in the Annual Report is set forth in bold.
Goodwill and Identifiable Intangible Assets. We review goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable and also review goodwill annually in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). Pursuant to our adoption of SFAS 142 on January 1, 2002, we selected a goodwill impairment measurement date of January 1 of each year; and we determined that goodwill was not impaired as of January 1, 2008. In the fourth quarter of 2008, we changed our impairment measurement date to November 30 of each year, and performed an additional review for goodwill impairment as of November 30, 2008. See Note 2 to our audited consolidated financial statements for a discussion of the change in the goodwill impairment date.
SFAS 142 requires that goodwill be tested, at a minimum, annually for each reporting unit using a two-step process. A reporting unit is an operating segment, as defined in paragraph 10 of

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, or a component of an operating segment. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and is reviewed by operating segment management. Two or more components of an operating segment may be aggregated and deemed a single reporting unit for goodwill impairment testing purposes if the components have similar economic characteristics.
L-3 had 18 reporting units at December 31, 2008 and 2007. The composition of our reporting units and associated goodwill were substantially the same in 2008 as compared to 2007 except for changes in goodwill caused primarily by business acquisitions and a divestiture made during 2008, the completion of Internal Revenue Service audits during 2008 related to previously acquired businesses and foreign currency translation adjustments, in each case, as disclosed in Note 7 to our audited consolidated financial statements in the Annual Report.
The table below presents the number of reporting units in each of our reportable segments and the associated goodwill, at December 31, 2008.

	Number of	Aggregate
Reportable Segment	Reporting Units	Goodwill
		(in millions)
C3ISR	3	$896
Government Services	1	2,296
AM&M	1	1,104
Specialized Products	13	3,733

Total	18	$8,029

The first step to identify any potential impairment in goodwill is to compare the carrying value of the reporting unit to its fair value. If a potential impairment is identified, the second step is to measure the impairment loss by comparing the implied fair value of goodwill with the carrying value of goodwill of the reporting unit. Our methodology for determining the fair value of a reporting unit uses a discounted cash flow (DCF) valuation approach, and is dependent on estimates for future sales, operating income, depreciation and amortization, income tax payments, working capital changes, and capital expenditures, as well as, expected long-term growth rates for cash flows and interest rates. All of these factors are affected by economic conditions related to the industries in which we operate (predominantly the U.S. defense industry), and prevailing conditions in the U.S. capital markets.
The more significant assumptions used in our DCF valuations to determine the fair values of our reporting units in connection with goodwill impairment assessments at November 30, 2008, were: (1) detailed five-year cash flow projections for each of our reporting units, which are based primarily on our estimates of future sales and operating income, (2) the expected long-term growth rates for each of our reporting units, which approximate the expected long-term growth rate for the U.S. economy and the respective industries in which the reporting units operate, and (3) a risk adjusted discount rate including the estimated risk-free rate of return. There were no changes to the underlying methods used in 2008 as compared to the prior year DCF valuations of our reporting units.
The risk adjusted discount rate represents the estimated Weighted Average Cost of Capital (WACC) for each reporting unit at the date of the annual impairment test. Each reporting unit WACC was comprised of: (1) an estimated required rate of return on equity, based on publicly traded companies with business characteristics comparable to each of L-3’s reporting units, including a risk free rate of return (i.e., prevailing market yield of 3.5% on the 30 year

U.S. Treasury Bond as of November 30, 2008) and an equity risk premium of 5%, and (2) the current after-tax market rate of return on L-3’s debt (which was 4.3% as of November 30, 2008), each weighted by the relative market value percentages of L-3’s equity and debt. The WACC assumptions for each reporting unit are based on a number of market inputs that are outside of our control and are updated annually to reflect changes to such market inputs as of the date of our annual goodwill impairment assessments, including: (1) changes to the estimated required rate of return on equity based on historical returns on common stock securities of publicly traded companies with business characteristics comparable to each of L-3’s reporting units and the Standard & Poor’s 500 Index over a two year period, (2) changes to the risk free rate of return based on the prevailing market yield on the 30 year U.S. Treasury Bond on the date of our annual goodwill impairment assessments, and (3) changes to the market rate of return on L-3’s debt based on the prevailing yields on L-3’s publicly traded debt securities on the date of our annual goodwill impairment assessments. The 2008 equity risk premium of 5% used to determine our WACC was unchanged from the prior year.
The table below presents the weighted average risk adjusted discount rate assumptions used in our DCF valuation for each of our reportable segments in connection with the goodwill impairment assessments at November 30, 2008.

Reportable Segment	2009 — 2018	After 2018

C3ISR(1)	7.9%	8.6%
Government Services(2)	8.3%	9.2%
AM&M(2)	7.9%	8.6%
Specialized Products(3)	8.2%	9.0%

(1)	All reporting units within the C3ISR reportable segment used the same risk adjusted discount rate for both periods.

(2)	The Government Services and AM&M reportable segments are each comprised of one reporting unit.

(3)	The risk adjusted discount rates used for reporting units within the Specialized Products reportable segment range from 7.9% to 9.3% for 2009 to 2018, and 8.6% to 10.3% for the years after 2018.
As presented in the table below, L-3’s historical three-year average annual cash flow growth rates for 2008, 2007 and 2006 for our reportable segments ranged from 3% to approximately 62%. The 2008 cash flow amount and the cash flow growth rate for each of the last three years for each of our reportable segments is also presented below.

	Cash
	Flow(1)
	(in millions)	Growth Rate
Reportable Segment	2008	2008	2007	2006	3 Yr. Average

C3ISR(2)	$169	17%	(4)%	1%	5%
Government Services(3)	$440	22%	(16)%	180%	62%
AM&M(4)	$226	9%	(6)%	6%	3%
Specialized Products(5)	$488	(12)%	30%	32%	17%

(1)	Reportable segment cash flow excludes interest payments on debt and other corporate cash flows.

(2)	The increase in cash flow in 2008 for C3ISR was primarily due to sales and operating income growth and a smaller increase in working capital for ISR Systems as compared to 2007. In 2007, cash generated from higher sales and operating income, was offset by cash used for working capital attributable to increased billed receivables associated with 2007 sales growth, primarily for ISR Systems. In 2006, cash generated from higher sales volume for networked communications and new business awards for ISR Systems was substantially offset by higher development costs for new secure communications products.

(3)	The increase in cash flows in 2008 for Government Services was primarily due to higher sales and operating income for business areas other than linguist services and collection of receivables on the Linguist Contract for which the period of performance ended June 9, 2008. The decrease in cash flow in 2007 was due to collections of receivables in 2006 and the timing of cash payments in 2006 that did not recur in 2007. These decreases in 2007 were partially offset by higher operating income due to higher sales volume and improved contract performance. The increase in cash flow in 2006 was primarily due to the Titan acquisition and improved collections and timing of payments.

(4)	The increase in cash flows in 2008 for AM&M was primarily due to increases in accounts payable balances and receivable collections for aircraft and base support services due to the timing of payments and collections. The decrease in cash flows in 2007 was primarily due to increased purchases of spare parts inventory for aircraft and base support services to support future requirements, partially offset by higher sales volume and operating income primarily for aircraft and base support services and aircraft modernization for international customers. The increase in cash flow in 2006 was due to sales and operating income growth.

(5)	The decrease in cash flows in 2008 for Specialized Products was primarily due to more cash used for working capital across several business areas. These decreases were partially offset by higher 2008 operating income. The increase in cash flows in 2007 and 2006 was primarily due to higher operating income for several business areas.
We consistently consider several factors to determine expected future annual cash flows for our reporting units, including, but not limited to historical multi-year average cash flow trends by reporting unit, as well as: (1) the DoD budget and spending priorities, (2) expansion into new markets, (3) changing conditions in existing markets for our products and services, (4) possible termination of certain government contracts, (5) expected success in new business competitions and re-competitions on existing business, and (6) anticipated operating margins and working capital requirements, which vary significantly depending on the stage of completion (early, mature, ending) of contracts (revenue arrangements). We closely monitor changes in these factors and their impact on the expected cash flow growth rates of our reporting units. In connection with our goodwill impairment assessments as of November 30, 2008, we assumed a more challenging economic environment, slower growth in DoD budgets, and made additional assumptions that consider the factors noted above that were relevant for each of our reporting units. Specifically, our DCF valuation assumed lower projected cash flows in 2009 for each of our reportable segments as compared to 2008. In our DCF valuations, the 2008 cash flow levels are not projected to be achieved again until 2010 for C3ISR, 2012 for Specialized Products, 2013 for AM&M, and not again until after 2013 for Government Services. For 2014 to 2018, our DCF valuation applied annual projected cash flow growth rates of 3% for C3ISR, AM&M and Specialized Products, and 1% for Government Services. After 2018, our DCF valuation applied annual projected long-term cash flow growth rates of 2% for C3ISR, AM&M and Specialized Products, and 1% for Government Services.
A decline in the estimated fair value of a reporting unit could result in a goodwill impairment, and a related non-cash impairment charge against earnings, if estimated fair value for the reporting unit is less than the carrying value of the net assets of the reporting unit, including its goodwill. A large decline in estimated fair value of a reporting unit could result in an adverse effect on our financial condition and results of operations.
In order to evaluate the sensitivity of the fair value calculations relating to our goodwill impairment assessment, we applied hypothetical decreases to the fair values of each of our reporting units. We determined that a decrease in fair value of at least 18% would be required before any reporting unit, with the exception of one, would have a carrying value in excess of its fair value. This one reporting unit, which is included in our Specialized Products reportable segment, had:
•	$193 million of goodwill;

•	2008 cash flows of $22 million;

•	Historical cash flow growth rates of 2% for 2008, negative 4% for 2007, and 110% for 2006, representing a three-year average growth rate of 36%; and

•	DCF valuation risk adjusted discount rates of 8.9% for years 2009 to 2018 and 9.9% after 2018.
A decrease in fair value of approximately $3 million for this reporting unit would be required before its carrying value exceeded its fair value. Our DCF valuation for this reporting unit assumed lower projected cash flows for 2009 as compared to 2008. In addition, our DCF valuation for this reporting unit assumed that its 2008 cash flow level would not be achieved again until 2013 and that this reporting unit’s projected cash flows would grow annually at approximately 3% after 2013. While not considered in our DCF valuation, we are taking actions to increase this reporting unit’s profitability and cash flows, including reducing administrative and other overhead costs, creating synergies with other L-3 businesses, and securing new business from DoD and non-DoD customers.
As noted above, our expected future growth rates for each of our reporting units are based on our best estimates of future sales and operating income. The substantial majority of our reporting units are primarily dependent upon the DoD budget and spending, which to date have not been meaningfully impacted by the current recessionary economic environment. Historically, more than 70% of L-3’s annual sales have been generated from DoD customers. Consistent with our discussion of industry considerations on page 33 of the Annual Report, we expect the DoD budget to continue to grow, and we believe that L-3 is well positioned to benefit from this growth. However, there can be no assurance that our current estimates and assumptions will result in the projected cash flow outcomes due to a number of factors, including an economic environment that is more challenging than we anticipated or the DoD budget failing to continue to grow as expected.
Except in instances where the fair value of an individual reporting unit would have to decline by less than 5% for its carrying value to exceed its fair value, the Company does not intend to include in its future annual reports on Form 10-K the actual annual historical growth rates for cash flow or the discount rates used in connection with its DCF valuations and related annual goodwill impairment assessments at the reporting unit level.
In accordance with applicable legal and accounting regulations, the Company discusses its businesses, including its financial results, in its periodic reports primarily at the reportable segment level. Unless necessary to understand the results of operations, trends or composition of our reportable segments, the Company does not discuss information including sales, operating income or cash flows, in any detail, at the reporting unit level. Consistent with that approach, the Company only discloses goodwill by reportable segment. Due to the variability in annual cash flows, the Company believes that without a significant amount of additional disclosure at the reporting unit level, including sales, operating income and cash flows, disclosing the discount rates and cash flow growth rates at the reporting unit level would provide little benefit to users and would not provide investors with meaningful information to make informed judgments about the potential of future goodwill impairment losses. The Company believes that the proposed disclosure at the reportable segment level, with additional disclosure with respect to any reporting unit where the fair value of such unit would have to decline by less than 5% in order for its carrying value to exceed its fair value, will provide readers of its financial statements more relevant and meaningful information regarding how the Company conducts its annual goodwill impairment assessments and the risk of any possible future goodwill impairment at the reporting unit level. The

Company believes that this approach is transparent without overwhelming the reader with a voluminous amount of information.
The Company believes that its approach is consistent with the requirements of paragraph 45 of SFAS 142, which provides that “entities that report segment information in accordance with SFAS 131 shall provide information about goodwill in total and for each reportable segment,” and the requirements for Management’s Discussion and Analysis of Financial Condition and Results of Operations in a manner that not only meets technical disclosure requirements but is intended to be informative and transparent and avoid “the accumulation of unnecessary detail.” Furthermore, paragraph 115 of the SFAS 142 exposure draft (revised) dated February 14, 2001 (the “SFAS 142 Exposure Draft”) states:
The Board considered whether entities should be required to disclose information about goodwill on a disaggregated basis and, if so, at what level. The Board concluded that disaggregated information about goodwill in the period of acquisition is useful because goodwill normally will be tested at a level lower than the entity as a whole. However, the Board decided to require disclosure of the amount of acquired goodwill associated with each segment rather than with each reporting unit. The Board observed that information about acquired goodwill at a level lower than the segment level would be of little value to users because they would not have access to performance data (earnings and cash flow information) at that lower level.
Finally, Paragraph 116 of the SFAS 142 Exposure Draft states:
The Board also considered whether entities should be required to provide information about the methods and key assumptions that would be used in measuring the fair value of a reporting unit and the types of events that would likely give rise to a goodwill impairment test. That information might be used to make informed judgments about the timing and amount of potential future impairment losses. However, the Board realized that without access to information about past cash flows or earnings at the reporting unit level, the suggested disclosures would be of little benefit to users in making those judgments. In addition, the Board noted that information about methods and assumptions could be useful only if changes to those methods and assumptions are disclosed almost continuously. The Board decided not to require disclosure of that information and observed that disclosure of the reasons for making the acquisition and paying a premium would provide users with information that could assist them in understanding the types of events that might result in future impairment losses.
In light of the Company’s 18 reporting units, two of which comprise single reportable segments (Government Services and AM&M), including 10 reporting units that, in the aggregate, represented 17% of 2008 cash flows, and an additional six reporting units that, in the aggregate, represented 50% of 2008 cash flow, the Financial Accounting Standards Board’s considerations in SFAS 142 are particularly relevant with respect to the Company. The impact of each of the factors discussed in the next paragraph is magnified by the fact that the Company’s reporting units vary significantly in terms of size. In 2008, of the 18 reporting units, three had cash flows of less than $10 million, three had cash flows between $10 million and $25 million, three had cash flows between $25 million and $50 million, seven had cash flows between $50 million and $100 million, and two had cash flows in excess of $100 million. L-3’s 2008 consolidated net cash from operating activities was $1.4 billion.
The annual cash flows generated by each of our reporting units varies from year to year and, therefore, the annual cash flow growth rates do not result in linear trends, due to a number of factors. The factors that affect the level of annual cash flows in each of our reporting units include, but are not limited to:

(1)	variability of annual sales volume and sales growth rates;

(2)	increases and decreases in unbilled contract receivables, inventoried contract costs, inventories, payments to suppliers and vendors, and customer advance payments and billings on multi-year contracts (revenue arrangements) with long-term performance periods (exceeding one year), for which the related cash outflow and inflow cycles generally exceed more than one fiscal year coincident with contractual performance periods;

(3)	the timing of invoicing and cash collections between fiscal years from receivables due from customers on multi-year contracts (revenue arrangements) that are affected by the financing terms of individual contracts;

(4)	timing of increases and decreases of select inventories procured and produced in anticipation of future product sales, which frequently overlap the ending and beginning of fiscal years;

(5)	timing of the receipt of award fee and incentive fee payments from customers on contracts (revenue arrangements);

(6)	variability in annual cash outlays for research and development costs;

(7)	changes in cash outlays for capital expenditures for property, plant and equipment; and

(8)	increases in the size and annual sales, costs and expense volumes of a reporting unit resulting from business acquisitions.
As a result of the factors discussed above and the varying sizes of our reporting units, the annual cash flow levels and growth rates at the reporting unit level tend to fluctuate significantly from year to year. For example, during 2008, the variability of the percentage increase or decrease in cash flows at the reporting unit level ranged from a negative 74% to a positive 69% when compared to 2007. Consistent with that variability, in our 2008 DCF valuations, for the 2009 fiscal year (first projection year), of our 18 reporting units, 14 assume a decline in cash flows of at least 10%, of which seven are projected to have a decrease in cash flows in excess of 40%, three assume an increase in cash flows of at least 45% (one of which had cash flows of $15 million in 2008 and two of which had cash flows of less than $5 million in 2008), and one assumes an increase in cash flows of 1% when compared to 2008. Furthermore, our 2008 DCF valuation assumes that four reporting units are not projected to achieve 2008 cash flows levels within the next five years; five reporting units are not projected to achieve 2008 cash flow levels again until 2013, two reporting units not again until 2011, three reporting units not again until 2010, and four reporting units are projected to exceed their 2008 cash flow levels in 2009.
As a result of the foregoing, the projected annual cash flows prepared for the DCF valuations of reporting units are prepared based upon a bottom-up assessment of current and future business and considers a number of factors, including historical multi-year average cash flow trends by reporting unit, as well as: (1) the DoD budget and spending priorities, (2) funded and unfunded backlog, (3) expected success in new business competitions and re-competitions on existing business, (4) changing conditions in existing markets for our products and services, (5) major changes to existing programs, including possible termination of certain government contracts, and (6) anticipated operating margins, working capital requirements, which vary significantly depending on the stage of completion (early, mature, ending) of contracts (revenue arrangements), and changes in contract mix. These factors are continuously reviewed by management and are fundamental to L-3’s forecasting process at the reportable segment level. As proposed above, L-3 intends to enhance its disclosure to include these factors.
Due to the way that the Company derives its projections and the significant variability of annual cash flows at the reporting unit level from period to period, the Company believes that the disclosure of historical cash flow growth rates below the reportable segment level into the constituent reporting units of each reportable segment is generally not meaningful when trying to understand how future cash flow growth projections compare to historical experience and the impact on the annual goodwill impairment assessments. In the event that an individual reporting unit (that does not represent a reportable segment) exhibits a more significant risk for goodwill impairment, the Company will expand its disclosure to include: (i) the goodwill balances for the applicable individual reporting unit, (ii) historical annual cash flow growth rates and how they compare to the projected cash flow growth rate assumptions used in the DCF valuation, (iii) risk adjusted discount rates used in the DCF valuation, and (iv) a sensitivity analysis relating to those assumptions. In addition, the Company believes that the disclosure necessary to accompany the historical three-year cash flow growth rate for each reporting unit and the related comparison of such cash flow growth rates to the Company’s projected cash flow growth rate assumptions and the correlation to its discounted cash flow analysis would be voluminous and would overwhelm users of its financial statements. The Company believes that such additional information would not elicit more meaningful disclosure in order to help the users of our financial statements understand the fair value methodology used by L-3 in assessing the recoverability of its goodwill aside from the forgoing exceptions. Therefore, we believe such additional information would provide unnecessary detail and disclosures and may act to obscure a more meaningful discussion of the major longer-term cash flow trends and related information. Moreover, we believe this would result in the type of disclosure that the Financial Accounting Standards Board was expressly trying to avoid.
In addition to the reasons discussed above, the Company believes that providing information at the reporting unit level would result in disclosure of proprietary information that could be competitively harmful to the Company. More specifically, due to the nature of bidding on contracts with our customers and the timing of cash receipts, greater transparency of our cash flows on a reporting unit basis may place the Company at a competitive disadvantage. The Company advises the Staff that none of the larger companies in its peer group, including Lockheed Martin Corporation, Northrop Grumman Corporation, Raytheon Company, and General Dynamics Corporation, provide similar disaggregated disclosure at the reporting unit level.
2.	For each of your reporting units, supplementally provide us with 1) the goodwill balance and 2) the percentage cushion by which the fair value of the reporting unit exceeds its carrying value. Please do not provide this information to us by reportable segment.
In response to the Staff’s comment, the Company is providing the Staff on a confidential and supplemental basis under the cover of a separate letter dated the date hereof: (1) the goodwill balance for each of the Company’s reporting units, and (2) the percentage by which each reporting unit’s fair value exceeds its carrying value.
To the extent the Staff has any questions, or would like clarifications with respect to any of the matters discussed in this letter, we would be pleased to schedule a call with the Staff at a mutually convenient time.
* * * * *
As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Ralph G. D’Ambrosio
Ralph G. D’Ambrosio
Vice President and Chief Financial Officer